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Exhibit (m)(5)(ii)

May 1, 2023

Voya Variable Portfolios, Inc.

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Reduction in Fee Payable under the Voya Variable Portfolios, Inc. ("VVPI") Class T Amended and Restated Distribution Plan Adopted Pursuant to Rule 12b-1

Ladies and Gentlemen:

Voya Investments Distributor, LLC ("VID") hereby waives a portion of the distribution fee payable to VID under the Class T Shares Amended and Restated Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Class T Distribution Plan") by the Class T shares of Voya Global High Dividend Low Volatility Portfolio ("Global HDLV Portfolio"), a series of VVPI, in an amount equal to 0.15% per annum, computed based upon the average daily net assets attributable to Class T Shares of Global HDLV Portfolio, as if the distribution fee specified in the Class T Distribution Plan were 0.35%. By this letter, we agree to waive that fee for the period May 1, 2023 through May 1, 2024.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2023

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Andrew K. Schlueter____________

     Name: Andrew K. Schlueter

     Title: Senior Vice President

  Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO:

Voya Variable Portfolios, Inc.

By: /s/ Kimberly A. Anderson___________

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized